Exhibit 99.1

Press release

Biophytis presented its Phase 2-3 COVA study results
in severe forms of Covid-19 at the WCID in Paris

Paris (France) and Cambridge (Massachusetts, USA), July 01st, 2024 – 07:00am CET – Biophytis SA (Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics for age-related diseases,  presented the roll-out and results of its phase 2/3 COVA study in the treatment of severe forms of Covid-19 at the 6th edition of the World Congress on Infectious Diseases, held from June 24 to 26, 2024 in Paris, France.

Professor Valerie Pourcher MD, PhD, Chaiman of the Infectious Diseases department at Pitié Salpetriere, presented the COVA phase 2/3 clincial study results in a context where the number of Covid cases rises again. Dr. Claudia Ferreira MD, PhD, Medical Director at Biophytis, opened the conference with a keynote presentation on the risk of infectious diseases and further pandemic developments associated with the Paris Olympic games including an increase of +52 % in emergency room (ER) visits due to SARS-CoV-2 on the week of 10-17 June 2024 in France. She also chaired several roundtables.

Valerie Pourcher detailed the results of the randomised, placebo-controlled Phase 2/3 COVA study and the efficacy of oral BIO101 (20-hydroxyecdysone) administered orally in adult patients hospitalised for severe forms of COVID-19.

The results of this phase 2-3 study, evaluating BIO101 in the treatment of severe hospitalised COVID-19 patients, are positive and show, in addition to a very good safety profile, a statistically significant reduction in the relative risk of early respiratory failure or death of 43.8% and a 44.6% reduction in the death rate over 90 days.

Stanislas Veillet, CEO of Biophytis, stated: " The Covid pandemic is far from over: according to the World Health Organization, 134,797 new cases of Covid-19 and 1,691 deaths have been reported worldwide in the last 28 days as of June 9 - a figure that is underestimated due to under-reporting. Our COVA program, which showed very positive resullts, positions BIO101 (20-hydroxyecdysone) as a leading  drug candidate for severe forms of Covid-19, particularly in elderly patients with co-morbidities, that is independent of the SARS-COV2 strain."

The poster presented at the Congress, which details the objectives, the design and the results of the study, can be viewed by clicking on this link.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825). For more information, visit www.biophytis.com

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Press release

Forward-looking statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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